UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2009

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

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Set forth below is the text of a press release issued on October 29, 2009

Luxottica Reports Improvement in Sales for 3Q09

Continued Strong Cash Flow Generation at Euro 207 million for the quarter

Shareholders Approve the Payment of a Dividend of Euro 0.22 per Share

Milan, Italy, October 29, 2009 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear, approved today its consolidated financial results for the third quarter and nine-month period ended September 30, 2009, in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) and with International Financial Reporting Standards (IFRS).

Third quarter 2009(1) - U.S. GAAP

(in millions of euros)	3Q09	3Q08	% change

Sales	1,223.3	1,212.0	+0.9% (down 1.4% at constant exchange rates)

EBITDA(2)	214.0	258.6	-17.3%

Operating income	143.7	195.1	-26.4%

Net income	83.1	104.6	-20.6%

Earnings per share (euros)	0.18	0.23	-20.7%
– Before trademark amortization(2)	0.21	0.25	-14.5%

Nine months of 2009(1) - U.S. GAAP

(in millions of euros)	9M09	9M08	% change

Sales	3,937.2	3,965.1	-0.7% (down 5.6% at constant exchange rates)

EBITDA(2)	720.9	828.6	-13.0%

Operating income	506.3	632.3	-19.9%

Net income	279.2	340.9	-18.1%

Earnings per share (euros)	0.61	0.75	-18.2%
– Before trademark amortization(2)	0.70	0.82	-15.1%

Performance overview for the third quarter of 2009

The third quarter saw a further stabilization in the international markets, though in an environment that continued to be challenging. Several countries have shown encouraging signs of a return to growth. In the coming months, it will become clearer whether this recovery in demand is sustainable in the long-term.

In Europe in particular, the market saw a second consecutive quarter of improvement, with encouraging signs of recovery coming from Italy, Spain, Germany and France. The North American market found some stability. Overall, emerging markets did not show signs of a slowdown in growth.

Andrea Guerra, CEO of Luxottica Group, commented: “Now that we are approaching the end of a year as demanding as 2009, we believe that the worst is behind us. Flexibility, speed, the ongoing search for new solutions and a continued focus on the balance sheet have enabled Luxottica to post positive results even in a period as difficult as what we experienced. For the second consecutive quarter Luxottica saw growth in sales and, most importantly, for the first nine months of the year results are much in line with last year. Additionally, we achieved strong cash flow generation, of Euro 207 million for the quarter. Today we are optimistic about the future. We are working to make sure that 2010 is again a normal year, in which we enjoy growth in sales, a solid improvement in profitability, greater than the growth in sales, as well as strong free cash flow generation and deleveraging.”

Consolidated results

For the third quarter, consolidated net sales rose to Euro 1,223.3 million, from Euro 1,212.0 million for the same period in 2008 (up by 0.9% at current exchange rates, down by 1.4% at constant exchange rates).

In terms of operating performance, consolidated EBITDA(2) for the third quarter was Euro 214.0 million, compared with Euro 258.6 million for the same period last year, reflecting a decline of 17.3%. Consolidated EBITDA margin(2) for the quarter was 17.5%, compared with 21.3% for last year’s third quarter.

Consolidated operating income for the quarter was Euro 143.7 million, compared with Euro 195.1 million for the same period the previous year (reflecting a decline by 26.4%). Consolidated operating margin for the quarter was 11.7%, compared with 16.1% for the same period last year. It should also be noted that the third quarter of 2008 was the most profitable quarter of 2008, with particularly strong results from the retail division. In fact, results of the third quarter of 2008 reflected non-recurring items of Euro 29 million in income, which included income from insurance proceeds and a reduction of non-cash stock compensation expenses due to the performance grants. Excluding these non-recurring items, the decline in operating profitability would have been by only 200 bps.

Consolidated net income for the third quarter was Euro 83.1 million, compared with Euro 104.6 million for the same period last year and reflecting a decline of 20.6%. Earnings per share (EPS) for the quarter were Euro 0.18 (at an average Euro/US Dollar exchange rate of 1:1.43), reflecting a decrease of 20.7% from the comparable quarter last year. Considering EPS in euros before trademark amortization(2) however, the year-over-year decrease would have been limited to 14.5%.

Thanks to tight controls over working capital, the Group posted strong cash flow generation for the quarter. In fact, for the quarter free cash flow(2) reached Euro 207 million. This result, together with the favorable impact of exchange rate fluctuations, contributed to a meaningful reduction in consolidated net debt(2) at September 30, 2009 to Euro 2,414.1 million, from Euro 2,627.3 million at June 30, 2009 and Euro 2,949.5 million at December 31, 2008. As a result, the net debt/EBITDA ratio(2) improved to 2.66X, from 2.76X at June 30, 2009 and 2.91X at December 31, 2008.

Wholesale Division

The positive reception by the markets of new collections, in particular Ray-Ban Tech and Oakley’s Jawbone, together with the ongoing success of the STARS program and substantially the end of inventory reductions by clients in many markets, enabled the Group to post sales results for the quarter in line with last year’s performance. Wholesale sales for the quarter were Euro 429.5 million, compared with Euro 429.8 million for last year’s same period (down by 0.1% at current exchange rates, by 0.3% at constant exchange rates).

When looking at sales by geography, during the quarter Luxottica enjoyed a positive performance in Europe and emerging markets. In North America, sales were substantially in line with the previous year, while in Japan and Eastern Europe the trend remained negative.

Operating income for the Wholesale Division for the quarter was Euro 62.0 million (a decrease of 11.4% from operating income of Euro 70.0 million for the comparable quarter last year). Operating margin for the quarter was 14.4%, compared with 16.3% for the third quarter of 2008.

Retail Division

Retail sales for the quarter rose to Euro 793.8 million, from Euro 782.2 million for the comparable quarter last year (up by 1.5% at current exchange rates, down by 2.1% at constant exchange rates). Operating income for the quarter was Euro 114.0 million, compared with Euro 138.3 million for the same quarter last year reflecting a decline of 17.6%. As a result, operating margin for the Division for the quarter was 14.4%, compared with 17.7% for the same quarter last year.

In terms of comparable sales(3) performance, the prescription segment in North America saw a slight decline by 1.7% despite particularly good results at Sears Optical and Target Optical (+16.0%, combined) and an appreciable recovery by Pearle Vision (now +0.3%).

Comparable sales(3) performance for the quarter in the Asia-Pacific region was substantially stable year-over-year.

Sunglass Hut, the sun specialty chain with a global presence, posted overall comparable sales(3) for the quarter down year-over-year by 5.6%, with very positive performance in Australia and New Zealand, South Africa and the UK, but a negative performance again in North America though continuing to improve.

§

Results for the third quarter and the nine months of 2009 will be discussed today in a conference call with the financial community starting at 6 PM CET. The audio portion and related presentation will be available to all via live webcast at www.luxottica.com.

§

Today’s Ordinary Meeting of Shareholders approved a cash dividend payment of Euro 0.22 per ordinary share. The total dividend payment will thus be over Euro 100 million. Based on the timetable established by Borsa Italiana, the dividend will be paid to holders of ordinary shares on November 26, 2009 (ex-dividend date of November 23, 2009). Deutsche Bank Trust Company Americas, the Depositary Bank of Luxottica Group’s ordinary shares represented by American Depositary Receipts (ADRs), will pay the dividend in U.S. dollars to ADR holders on December 4, 2009 at the Euro/U.S. dollar exchange rate as of November 27, 2009. The ex-dividend date for holders of both ordinary shares and ADRs will be November 23, 2009.

The Meeting also approved a new authorization to buy back and subsequently dispose of up to a maximum of 18,500,000 ordinary shares in the Company, currently representing 3.99% of the share capital, for a maximum value of Euro 370 million. The authorization for this buyback is valid for a period of 18 months.

Lastly, the Meeting approved the appointment of Giorgio Silva as an alternate statutory auditor following the premature passing of Mario Magenes.

The officer responsible for preparing the company’s financial reports, Enrico Cavatorta, declares that, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, the accounting information contained in this press release corresponds to the document results, books and accounting records.

Company media and investor relations contacts

Ivan Dompé
Group Corporate Communications Director
Tel.: +39 (02) 8633 4726
Email: Ivan.Dompe@luxottica.com

Luca Biondolillo
SVP, International Corporate Communications
Tel.: +1 (516) 918 3100
Mobile: +1 (917) 518 4203
Email: LBiondolillo@us.luxottica.com

Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

www.luxottica.com

Notes to the press release

(1)          All comparisons, including percentage changes, are between the three or nine-month periods ended September 30, 2009 and 2008, respectively, as indicated, in accordance with U.S. GAAP.

(2)          EBITDA, EBITDA margin, free cash flow, net debt, the ratio of net debt to EBITDA and EPS before trademark amortization are all non-U.S. GAAP measures. For additional disclosure regarding such measures, please refer to the tables attached.

(3)          Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium fashion, luxury and sports eyewear, with over 6,150 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants, two wholly-owned plants in China and a sports sunglass production facility in the U.S. In 2008, Luxottica Group posted consolidated net sales of €5.2 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the poor current global economic conditions on our business, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

-   FINANCIAL TABLES TO FOLLOW   -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008

KEY FIGURES IN THOUSANDS OF EURO (3)

	2009	2008	% Change

NET SALES	1,223,272	1,211,991	0.9%

NET INCOME	83,103	104,612	-20.6%

BASIC EARNINGS PER SHARE (ADS)(2):	0.18	0.23	-20.7%

EPS PRE-TRADEMARK AMORTIZATION (2) (4):	0.21	0.25	-14.5%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2009	2008	% Change

NET SALES	1,749,646	1,824,652	-4.1%

NET INCOME	118,862	157,493	-24.5%

BASIC EARNINGS PER SHARE (ADS) (2):	0.26	0.34	-24.6%

EPS PRE-TRADEMARK AMORTIZATION (2) (4):	0.30	0.37	-18.8%

Notes :

		2009	2008
(1)	Average exchange rate (in U.S. Dollars per Euro)	1.4303	1.5055
(2)	Weighted average number of outstanding shares	457,214,454	456,613,794

(3)	Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(4)	EPS before trademark amortization is not a US-GAAP measure. For additional disclosure regarding non-US GAAP measures and a reconciliation to US GAAP measures, see the tables attached.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008

KEY FIGURES IN THOUSANDS OF EURO (3)

	2009	2008	% Change

NET SALES	3,937,233	3,965,136	-0.7%

NET INCOME	279,180	340,897	-18.1%

BASIC EARNINGS PER SHARE (ADS) (2):	0.61	0.75	-18.2%

EPS PRE-TRADEMARK AMORTIZATION (2) (4):	0.70	0.82	-15.1%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2009	2008	% Change

NET SALES	5,379,048	6,034,540	-10.9%

NET INCOME	381,416	518,811	-26.5%

BASIC EARNINGS PER SHARE (ADS)(2):	0.83	1.14	-26.6%

EPS PRE-TRADEMARK AMORTIZATION (2) (4):	0.95	1.25	-23.8%

Notes :

		2009	2008
(1)	Average exchange rate (in U.S. Dollars per Euro)	1.3662	1.5219
(2)	Weighted average number of outstanding shares	457,108,193	456,478,572

(3)	Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(4)	EPS before trademark amortization is not a US-GAAP measure. For additional disclosure regarding non-US GAAP measures and a reconciliation to US GAAP measures, see the tables attached.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008

In thousands of Euro (1)	2009	% of sales	2008 (2)	% of sales	% Change

NET SALES	1,223,272	100.0%	1,211,991	100.0%	0.9%
COST OF SALES	(421,923)		(401,940)
GROSS PROFIT	801,349	65.5%	810,052	66.8%	-1.1%
OPERATING EXPENSES:
SELLING EXPENSES	(411,139)		(402,782)
ROYALTIES	(20,342)		(22,780)
ADVERTISING EXPENSES	(73,832)		(74,970)
GENERAL AND ADMINISTRATIVE EXPENSES	(132,301)		(102,253)
TRADEMARK AMORTIZATION	(20,071)		(12,185)
TOTAL	(657,685)		(614,971)
OPERATING INCOME	143,664	11.7%	195,081	16.1%	-26.4%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(20,933)		(35,210)
INTEREST INCOME	954		3,614
OTHER - NET	2,114		(2,464)
OTHER INCOME (EXPENSES)-NET	(17,865)		(34,060)
INCOME BEFORE PROVISION FOR INCOME TAXES	125,799	10.3%	161,021	13.3%	-21.9%
PROVISION FOR INCOME TAXES	(40,665)		(54,396)
NET INCOME	85,134		106,625
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(2,031)		(2,014)

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	83,103	6.8%	104,612	8.6%	-20.6%

BASIC EARNINGS PER SHARE (ADS):	0.18		0.23

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.18		0.23

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,214,454		456,613,794
FULLY DILUTED AVERAGE NUMBER OF SHARES	458,301,779		458,224,364

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Certain figures from 2008 have been reclassified to conform to the 2009 presentation

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008

In thousands of Euro (1)	2009	% of sales	2008 (2)	% of sales	% Change

NET SALES	3,937,233	100.0%	3,965,136	100.0%	-0.7%
COST OF SALES	(1,355,551)		(1,313,327)
GROSS PROFIT	2,581,681	65.6%	2,651,809	66.9%	-2.6%
OPERATING EXPENSES:
SELLING EXPENSES	(1,280,655)		(1,229,632)
ROYALTIES	(74,509)		(91,293)
ADVERTISING EXPENSES	(245,802)		(270,038)
GENERAL AND ADMINISTRATIVE EXPENSES	(413,133)		(375,823)
TRADEMARK AMORTIZATION	(61,266)		(52,709)
TOTAL	(2,075,365)		(2,019,495)
OPERATING INCOME	506,317	12.9%	632,314	15.9%	-19.9%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(69,265)		(100,015)
INTEREST INCOME	4,322		9,881
OTHER - NET	(1,891)		(4,110)
OTHER INCOME (EXPENSES)-NET	(66,834)		(94,244)
INCOME BEFORE PROVISION FOR INCOME TAXES	439,482	11.2%	538,070	13.6%	-18.3%
PROVISION FOR INCOME TAXES	(149,325)		(184,289)
NET INCOME	290,157		353,781
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(10,977)		(12,884)

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	279,180	7.1%	340,897	8.6%	-18.1%

BASIC EARNINGS PER SHARE (ADS):	0.61		0.75

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.61		0.74

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,108,193		456,478,572
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,651,491		457,936,973

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Certain figures from 2008 have been reclassified to conform to the 2009 presentation

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

In thousands of Euro	September 30, 2009	December 31, 2008 (1)

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	331,199	288,450
MARKETABLE SECURITIES	30,786	23,550
ACCOUNTS RECEIVABLE - NET	632,806	630,018
SALES AND INCOME TAXES RECEIVABLE	34,965	151,609
INVENTORIES - NET	524,565	570,987
PREPAID EXPENSES AND OTHER	143,597	144,054
DEFERRED TAX ASSETS - CURRENT	98,683	131,907
TOTAL CURRENT ASSETS	1,796,601	1,940,575

PROPERTY, PLANT AND EQUIPMENT - NET	1,127,053	1,170,698

OTHER ASSETS
INTANGIBLE ASSETS - NET	3,806,646	3,928,804
INVESTMENTS	46,890	5,503
OTHER ASSETS	159,511	175,234
SALES AND INCOME TAXES RECEIVABLE	965	965
DEFERRED TAX ASSETS - NON-CURRENT	97,555	83,447
TOTAL OTHER ASSETS	4,111,567	4,193,952

TOTAL	7,035,221	7,305,225

CURRENT LIABILITIES:
BANK OVERDRAFTS	362,150	432,465
CURRENT PORTION OF LONG-TERM DEBT	247,831	286,213
ACCOUNTS PAYABLE	351,635	398,080
ACCRUED EXPENSES AND OTHER	440,968	407,648
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	30,702	31,363
INCOME TAXES PAYABLE	19,096	18,353
TOTAL CURRENT LIABILITIES	1,452,381	1,574,121

LONG-TERM LIABILITIES:
LONG-TERM DEBT	2,135,296	2,519,289
LIABILITY FOR TERMINATION INDEMNITIES	55,151	55,522
DEFERRED TAX LIABILITIES - NON-CURRENT	212,872	233,551
OTHER LONG-TERM LIABILITIES	325,034	368,821
TOTAL LIABILITIES	4,180,734	4,751,304

COMMITMENTS AND CONTINGENCIES:

EQUITY:
463,963,833 ORDINARY SHARES AUTHORIZED AND ISSUED - 457,403,151 SHARES OUTSTANDING	27,838	27,802
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	279,180	379,722
RETAINED EARNINGS	2,492,329	2,099,069
TOTAL LUXOTTICA GROUP SHAREHOLDERS’ EQUITY	2,799,347	2,506,593

NONCONTROLLING INTEREST	55,140	47,328

TOTAL EQUITY	2,854,487	2,553,921

TOTAL	7,035,221	7,305,225

Notes :

(1) Certain figures from 2008 have been reclassified to conform to the 2009 presentation

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	1,506,468	2,430,764		3,937,233
Operating Income	297,127	313,460	(104,270)	506,317
% of sales	19.7%	12.9%		12.9%
Capital Expenditures	52,490	78,578		131,068
Depreciation & Amortization	55,907	97,405	61,266	214,578
Assets	1,858,828	1,086,024	4,090,369	7,035,221

2008 Adjusted (1)

Net Sales	1,632,744	2,332,392		3,965,136
Operating Income	374,424	342,412	(84,521)	632,314
% of sales	22.9%	14.7%		15.9%
Capital Expenditures	81,474	113,923		195,397
Depreciation & Amortization	52,698	90,901	52,708	196,308
Assets	1,899,510	1,180,781	4,193,272	7,273,562

2008 Reported

Net Sales	1,926,542	2,332,392	(293,798)	3,965,136
Operating income	451,392	249,001	(68,078)	632,314
% of sales	23.4%	10.7%		15.9%
Capital Expenditure	81,474	113,923		195,397
Depreciation & Amortization	62,026	92,006	42,275	196,308
Assets	2,682,695	1,566,019	3,024,849	7,273,562

Notes :

(1) In 2009, the Company adopted a new method to report Segmental information. This method is in compliance with the requirements of SFAS no. 131. For the purpose of providing comparability with financial information from previous periods, the Company has presented 2008 segment data in accordance with the revised methodology.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009

				IFRS 3	IAS 19	IAS 39 Derivatives /
In thousands of Euro	US GAAP 2009	IFRS 2 Stock option	IAS 2 Inventories	Business combination	Employee benefit	Amortized cost	Other	Total adj. IAS-IFRS	IAS / IFRS 2009

NET SALES	3,937,233								3,937,233
COST OF SALES	(1,355,551)		3,071					3,071	(1,352,481)
GROSS PROFIT	2,581,681		3,071					3,071	2,584,752
OPERATING EXPENSES:
SELLING EXPENSES	(1,280,655)		(3,315)				(320)	(3,635)	(1,284,290)
ROYALTIES	(74,509)								(74,509)
ADVERTISING EXPENSES	(245,802)						392	392	(245,410)
GENERAL AND ADMINISTRATIVE EXPENSES	(413,133)	(6,195)		(732)	(2,168)			(9,094)	(422,227)
TRADEMARK AMORTIZATION	(61,266)								(61,266)
TOTAL	(2,075,365)	(6,195)	(3,315)	(732)	(2,168)		72	(12,338)	(2,087,702)

OPERATING INCOME	506,317	(6,195)	(244)	(732)	(2,168)		72	(9,267)	497,050
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(69,265)			(2,163)		(6,826)	(1,052)	(10,041)	(79,307)
INTEREST INCOME	4,322								4,322
OTHER - NET	(1,891)	133				(148)		(14)	(1,905)
OTHER INCOME (EXPENSES)-NET	(66,834)	133		(2,163)		(6,974)	(1,052)	(10,056)	(76,890)
INCOME BEFORE PROVISION FOR INCOME TAXES	439,482	(6,061)	(244)	(2,895)	(2,168)	(6,974)	(980)	(19,322)	420,160
PROVISION FOR INCOME TAXES	(149,325)	1,653	96	249	810	2,078	(869)	4,017	(145,308)
NET INCOME	290,157	(4,408)	(148)	(2,646)	(1,357)	(4,896)	(1,848)	(15,305)	274,852
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(10,977)			5,994				5,994	(4,983)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	279,180	(4,408)	(148)	3,347	(1,357)	(4,896)	(1,848)	(9,311)	269,869
BASIC EARNINGS PER SHARE (ADS) (1)	0.61								0.59
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.61								0.59

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,108,193								457,108,193
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,651,491								457,661,787

Notes :

(1)  Except earnings per share (ADS), which are expressed in Euro

Non-U.S. GAAP Measure: EBITDA and EBITDA margin

EBITDA represents operating income before depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure, as well as the calculation of EBITDA margin on net sales.

Non-U.S. GAAP Measure: EBITDA

Millions of Euro

	2Q09	2Q08	H108	FY08	H109	LTM June 30, 2009
			(-)	+	+

Operating income (+)	206.0	230.2	(437.2)	749.8	362.7	675.2

Depreciation & amortization (+)	71.4	64.5	(132.8)	264.9	144.3	276.4

EBITDA (=)	277.3	294.7	(570.0)	1,014.7	506.9	951.6

EBITDA at avg exchange rates for the period (1)			(598.6)	1,051.9	506.9	960.1

(1)  Calculated using the 6-month average exchange rate as of June 30, 2009

Non-U.S. GAAP Measure: EBITDA

Millions of Euro

	3Q09	3Q08	9M09	FY08	9M08	LTM Sept. 30, 2009
			+	+	(-)

Operating income (+)	143.7	195.1	506.3	749.8	(632.3)	623.8

Depreciation & amortization (+)	70.3	63.5	214.6	264.9	(196.3)	283.2

EBITDA (=)	214.0	258.6	720.9	1,014.7	(828.6)	907.0

EBITDA at avg exchange rates for the period (1)			720.9	1,040.1	(864.3)	896.7

(1)  Calculated using the 9-month average exchange rate as of September 30, 2009

Non-U.S. GAAP Measure: EBITDA and EBITDA margin

Millions of Euro

	3Q09	3Q08	9M09	9M08

Operating income (+)	143.7	195.1	506.3	632.3

Depreciation & amortization (+) (+)	70.3	63.5	214.6	196.3

EBITDA (=)	214.0	258.6	720.9	828.6

Net sales (/)	1,223.3	1,212.0	3,937.2	3,965.1

EBITDA margin (=)	17.5%	21.3%	18.3%	20.9%

Non-U.S. GAAP Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents operating income before depreciation and amortization.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending,

which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.

The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this presentation in order to:

•      improve transparency for investors;

•      assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•      assist investors in their assessment of the Company’s cost of debt;

•      ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•      properly define the metrics used and confirm their calculation; and

•      share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•      EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•      EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

•      EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•      EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•      EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•      EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•      The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of net debt to long-term debt, which is the most directly comparable U.S. GAAP financial measure, as well as the calculation of the ratio of net debt to EBITDA.

For a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure, see the tables on the preceding pages.

Non-U.S. GAAP Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Dec 31, 2008		June 30, 2009		Sept. 30, 2009

Long-term debt (+)	2,519.3		2,485.9		2,135.3

Current portion of long-term debt (+) (+)	286.2		223.1		247.8

Bank overdrafts (+)	432.5		228.6		362.1

Cash (-)	(288.5)		(310.3)		(331.2)

Net debt (=)	2,949.5		2,627.3		2,414.1

EBITDA	1,014.7		951.6		907.0

Net debt/EBITDA	2.9	x	2.8	x	2.7	x

Net debt @ avg. exchange rates (1)	2,821.2		2,702.8		2,517.3

EBITDA @ avg. exchange rates (1)	1,014.7		960.1		896.7

Net debt / EBITDA @ avg. exchange rates (1)	2.8	x	2.8	x	2.8	x

(1)

Calculated using the 12-month average exchange rate as of December 31, 2008, the 6-month average exchange rate as of June 30, 2009 and the 9-month average exchange rate as of September 30, 2009, respectively

Non-U.S. GAAP Measures: EPS before Trademark Amortization

Earnings per share before trademark amortization:  Earnings per share (EPS) before trademark amortization means earnings per share before trademark and other similar intangible asset amortization expense, net of taxes, per share.

The Company believes that EPS before trademark amortization is useful to both management and investors in evaluating the Company’s operating performance and prospects compared with that of other companies in its industry.

Our calculation of EPS before trademark amortization allows us to compare our earnings per share with those of other companies without giving effect to the accounting effects of the amortization of the Company’s trademarks and other similar intangible assets, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EPS before trademark amortization is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include it in this presentation in order to:

•      improve transparency for investors;

•      assist investors in their assessment of the Company’s operating performance;

•      ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•      properly define the metrics used and confirm their calculation; and

•      share this measure with all investors at the same time.

EPS before trademark amortization is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EPS before trademark amortization may differ from methods used by other companies.

The Company recognizes that the usefulness of EPS before trademark amortization as an evaluative tool may have certain limitations, including:

•      EPS before trademark amortization does not include the effects of amortization of the Company’s trademarks and other intangible assets.  Because trademarks and other intangible assets are important to our business and to our ability to generate sales, we consider trademark amortization expense as a necessary element of our costs.

Therefore, any measure that excludes trademark amortization expense may have material limitations.

We compensate for these limitations by using EPS before trademark amortization as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of EPS before trademark amortization to EPS, which is the most directly comparable U.S. GAAP financial measure.

Non-U.S. GAAP Measure: EPS before Trademark Amortization

Millions of Euro, unless otherwise noted

	3Q09	3Q08	Δ	9M09	9M08	Δ

Trademark amortization and other similar intangible assets (+)	20	12		61	53

Taxes on trademark amortization and other similar intangible assets (-)	(7)	(5)		(22)	(19)

Trademark amortization and other similar intangible assets, net of taxes (=)	13	7		39	33

Average number of shares outstanding as of September 30 (in thousands) (/)	457,214	456,614		457,108	456,479

Trademark amortization and other similar intangible assets, net of taxes, per share (=)	0.03	0.02		0.09	0.07

EPS (+)	0.18	0.23	-20.7%	0.61	0.75	-18.2%

EPS before trademark amortization and other similar intangible assets, net of taxes (=)	0.21	0.25	-14.5%	0.70	0.82	-15.1%

Non-US GAAP Measures: Free Cash Flow

Free cash flow represents income from operations before depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which may be used, among other things, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include it in this presentation in order to:

•      Improve transparency for investors;

•      Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•      Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•      Properly define the metrics used and confirm their calculation; and

•      Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies.

The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•      The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•      Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•      Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure.

Non-U.S. GAAP Measure: Free cash flow

Millions of Euro

3Q09
EBITDA (1)	214
Δ working capital	80
Capex	(42)

Operating cash flow	252
Financial charges (2)	(20)
Taxes	(27)
Extraordinary charges (3)	2

Free cash flow	207

(1)	EBITDA is not a U.S. GAAP measure; please see table on the earlier page for a reconciliation of EBITDA to operating income
(2)	Equals interest income minus interest expense
(3)	Equals extraordinary income minus extraordinary expense

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Dated: November 2, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER